Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Providence Service Corporation:

We consent to the use of our reports dated March 28, 2009, with respect to the consolidated balance sheet of The Providence Service Corporation (the Company) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements dated March 28, 2009 contains an explanatory paragraph that states that the Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.

/s/ KPMG LLP

Phoenix, Arizona

April 28, 2009